Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13G, dated February 9, 2022, with respect to the Class A ordinary shares of Worldwide Webb Acquisition Corp. is filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. Each of the undersigned agrees to be responsible for the timely filing of this Statement, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 9th day of February, 2022.

Worldwide Webb Acquisition Sponsor, LLC

By:	/s/ Daniel S. Webb
Name:	Daniel S. Webb
Title:	CEO & CFO

By:	/s/ Tony M. Pearce
Tony M. Pearce

By:	/s/ Terry V. Pearce
Terry V. Pearce

By:	/s/ Daniel S. Webb
Daniel S. Webb